Mail Stop 3561
								December 9, 2005
Mr. John A. Edwardson
Chief Executive Officer
CDW Corporation
200 N. Milwaukee Ave.
Vernon Hills, IL



      Re:	CDW Corporation
Form 10-K for the Fiscal Year Ended December 31, 2004
		File No. 000-21796



Dear Mr. Edwardson:

      We have reviewed your filing and have the following comment. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 15

Revenue Recognition, page 15

1.	We note your disclosure regarding your estimate of the value of
products that have shipped but which have not been received by the customer. Please provide us an analysis detailing the following:
* Provide us a summary of your analysis used in determining your delivery times and estimate of deferred revenue for the most recent reporting period.
* Tell us whether your estimate of delivery times considers variability of transit times caused by the method of transit used, and if not, why not.
* Tell us whether your analysis includes data regarding the delivery times for all of your commercial carriers, and, if not, why not.
* Tell us whether your delivery times vary for sales to corporate vs.
government customers.
* Tell us whether delivery times also vary due to seasonality.
* Tell us if you have compared your estimates of delivery times to actual historical experience and, if not, why not.


* * * * *

       Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Scott Ruggiero at (202) 551-3331 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.


Sincerely,


William Choi
Branch Chief


Mr. John A. Edwardson
CDW Corporation
December 9, 2005
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